FOIA CONFIDENTIAL TREATMENT REQUESTED

May 7, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Re:    Guess?, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2013
Filed April 1, 2013
File No. 001-11893

FOIA CONFIDENTIAL TREATMENT REQUESTED

Dear Ms. Jenkins,

On behalf of Guess?, Inc. (the “Company”), this letter sets forth the Company's response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 24, 2013 regarding the Company's above-referenced Form 10-K (the “Form 10-K”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission's Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”). For the Staff's reference, the Company has enclosed a copy of its letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure

Confidential Treatment Requested by Guess?, Inc.

Securities and Exchange Commission
May 7, 2013	Confidential Treatment Requested
Page 2 of 4	by Guess?, Inc.

of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has been clearly marked with the legend “Confidential Treatment Requested by Guess?, Inc.” and each page is marked for the record with the identifying numbers and code “G-001” through “G-004.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission's FOIA Office.

Set forth below are the Company's responses to the Staff's comments. For your convenience, each of the Staff's comments precedes the corresponding response.

Comment:

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Other, page 31

1.
We note your discussion in the business section that you operate retail websites in the United States, Canada, Europe and South Korea. Please quantify for us the amount of e-commerce sales by reportable segment for each period presented. To the extent e-commerce sales are material, please expand your disclosure within Management's Discussion and Analysis (“MD&A”) to include a more robust discussion of e-commerce sales and their impact on sales and gross profit for each period presented. Refer to SEC Release 33-8350 for guidance. Please provide us draft disclosure to be included in future filings.

Response:

The Company acknowledges the Staff's comment, but does not believe e-commerce sales by segment are material at this time to warrant further disclosure of their impact on sales and gross profit in our MD&A. [***] We will continue to monitor the impact to provide appropriate disclosure in future filings if the impact becomes material.

Comment:

2.
Throughout MD&A, you refer to comparable store sales. Please tell us and disclose how you define this metric, including whether or not this metric includes the effects of e-commerce sales. To the extent e-commerce sales is included in this metric and has had a material effect on your comparable store sales or on any change in trends of this metric, please confirm that you will present this key performance indicator in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on this metric.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by Guess?, Inc.

Securities and Exchange Commission
May 7, 2013	Confidential Treatment Requested
Page 3 of 4	by Guess?, Inc.

Response:

The Company directs the Staff to our current disclosure of the definition of comparable store sales within Item 7. Management's Discussion & Analysis of Financial Condition and Results of Operations - Other (on page 31) of the Company's most recent Annual Report on Form 10-K, filed with the Commission on April 1, 2013:
"The Company reports National Retail Federation ("NRF") calendar comparable store sales on a quarterly basis for our stores in the U.S. and Canada. A store is considered comparable after it has been open for 13 full months. If a store remodel results in a square footage change of more than 15%, or involves a relocation or a change in store concept, the store is removed from the comparable store base until it has been opened at its new size, in its new location or under its new concept for 13 full months. The comparable stores sales for fiscal 2013 have been adjusted to compare to the appropriate week in the prior year as a result of the additional week included in fiscal 2013."
We believe this disclosure is adequate as the comparable store sales metric referenced in the Company's most recent Annual Report on Form 10-K represents only the change in comparable retail store sales and does not include the impact of e-commerce sales. We confirm to the Staff that we will continue to present our comparable store sales metric excluding the impact of e-commerce sales in future filings. In addition, we will include disclosures in our future filings to clarify that our definition of this metric excludes e-commerce sales.
*********
In connection with the above comments and our response, we would also like to acknowledge our understanding that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff's comments and request that the Staff contact the undersigned by phone at (213) 765-3630, by facsimile at (213) 765-0911 or by email at jmiller@guess.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Jason T. Miller
Jason T. Miller
General Counsel
Guess?, Inc.

Confidential Treatment Requested by Guess?, Inc.

Securities and Exchange Commission
May 7, 2013	Confidential Treatment Requested
Page 4 of 4	by Guess?, Inc.

cc:    Myra Moosariparambil
U.S. Securities and Exchange Commission

Melissa N. Rocha
U.S. Securities and Exchange Commission

Nigel Kershaw
Interim Chief Financial Officer
Guess?, Inc.

Confidential Treatment Requested by Guess?, Inc.

G-004